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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, DC  20549




                                   FORM 11-K

                                 ANNUAL REPORT




                        Pursuant to Section 15(d) of the
                             Securities Act of 1934



                      For the Year Ended December 31, 1995


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                 M/A/R/C Inc. Employee Stock Ownership Plan


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                M/A/R/C Inc.
                          7850 North Belt Line Road
                            Irving, Texas  75063
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ITEM 1.  CHANGES IN THE PLAN

       The plan increased the number of eligible employees, changed the timing of portfolio transfers, and changed the entry dates and the service credit calculations from years of service to hours of service. During 1993 the Plan was amended to include an employee stock ownership plan ("ESOP") and is designed to comply with the regulations of the Internal Revenue Code. The Plan financed the transaction with a loan of $2,444,144 from the Company. The loan bears interest of 7.04% and has a term of 15 years.

ITEM 2.  CHANGES IN INVESTMENT POLICY

       Participants may elect to have contributions credited to their accounts in increments of 10 percent of the total contributions among the four categories of investment funds described in Item 8. A Participant's investment election may be changed with respect to subsequent contributions on the first day of January, April, July, or October in any year. A Participant may request a transfer of funds from one investment fund to one or more of the others at anytime.

ITEM 3.  CONTRIBUTIONS UNDER THE PLAN

       The following contributions have been made to the Plan for the past five years:

                                      Company                 Participant
                                      -------                 -----------
                 1995                  $518,011                  $829,827
                 1994                         0                   655,268
                 1993                   259,006                   604,888
                 1992                         0                   608,701
                 1991                         0                   528,093


       Employee contributions began April 16, 1987.

ITEM 4.  PARTICIPATING EMPLOYEES

       As of December 31, 1995, there were 692 Participants in the Plan.

ITEM 5.  ADMINISTRATION OF THE PLAN

       The members of the Compensation Committee of the Company's Board of Directors are the Administrators of the Plan. No compensation was paid to any Administrator by the Plan for services as such.

       The names, addresses, and positions with M/A/R/C Inc. of the Administrators are as follows:

       CECIL B. PHILLIPS                   7850 North Belt Line Road
       Chairman of the Board               Irving, Texas  75063
       THOMAS J. TIERNEY                   2301 North Akard
       Director                            Dallas, Texas  75201
       ROLAN G. TUCKER                     6934 Royal Lane
       Director                            Dallas, Texas  75230





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ITEM 6.  CUSTODIAN OF INVESTMENTS

        During 1994, the Plan changed trustees from First Interstate to Investment Advisers, Inc. ("IAI"). The Trustee is to maintain custody of the assets in the Participant's accounts. Plan expenses in excess of forfeitures are paid by the Company. The Plan incurred the following expenses for Trustee, legal, and accounting services during 1995:

          Paid by:          The M/A/R/C Group         Forfeitures
          Paid to:          -----------------         -----------
          -------
          IAI                    $36,667              $10,371
          Legal                   18,619                    0


ITEM 7.  REPORTS TO PARTICIPATING EMPLOYEES

       Each quarter, every Participant receives an individual Participant statement disclosing the status of his or her account during the preceding three-month period (including the opening and closing totals and a breakdown of withdrawals, contributions, and other allocations to or from the account).
Once a year, each Participant receives a Summary Annual Report (a summary of the IRS Form 5500 as filed with the IRS/DOL).

ITEM 8.  INVESTMENT OF FUNDS

       During 1986, no Plan funds were invested in securities other than those of the Company.

       During 1987, 1988, 1989, 1990, 1991, 1992, 1993, 1994, and 1995, Plan
funds were invested in Company common stock, equity securities, fixed income securities, and bond securities.

ITEM 9.  FINANCIAL STATEMENTS AND EXHIBITS

       The financial statement information and supplemental data required in response to this item is incorporated herein by reference to pages 1 through 19 of the Annual Report to Participants of the Plan for the Plan year ended December 31, 1995, a copy of which is attached as Exhibit "A."

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                  M/A/R/C INC. EMPLOYEE
                                  STOCK OWNERSHIP PLAN



                                  By:   /s/ Cecil B. Phillips
                                       ----------------------------------------
                                        Cecil B. Phillips
                                        Member of Plan Administrative Committee
June 30, 1996





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